Exhibit (b)

May 13, 2024

Justin Christian

9777 N. College Ave.

Indianapolis, IN 46280

Dear Justin:

On behalf of First Merchants Bank, an Indiana bank (“Bank”), I am pleased to inform you that, subject to the terms and conditions of this commitment letter and in the term sheet attached hereto as Exhibit A (the “Term Sheet”, and together with this letter, the “Commitment Letter”), Bank has approved and commits to provide up to $24,000,000 of credit facilities as described in the attached term sheet to an entity (“Borrower”) to be formed by Justin Christian (“Christian”) to acquire TSR, Inc. (the “Target”). The loans (the “Loans” or “Credit Facilities”) are related to and are to be used for the acquisition of the Target (the “Acquisition”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) and subject to the following terms and conditions:

1. Commitment. Bank hereby commits to extend to Borrower the Credit Facilities upon the terms and subject to the conditions set forth or referred to herein and in the Term Sheet (the “Commitment”). Except as otherwise defined herein, terms which are defined in the Term Sheet shall have the same meanings when used in this letter as are ascribed to them in the Term Sheet.

2. Fees. As consideration for our Commitment, Borrower shall pay the fees as set forth in the Term Sheet. Such fees shall be fully earned upon acceptance of this Commitment Letter, but shall be due and payable as provided in the Term Sheet. Once earned, Borrower shall be obligated to pay the same under any and all circumstances and regardless of whether the transactions or borrowings contemplated hereby are consummated, except as otherwise provided in the Term Sheet. Once paid, such fees shall be nonrefundable under any and all circumstances.

3. Conditions. Notwithstanding anything in this Commitment Letter or the definitive documentation for the Credit Facilities (the “Loan Documents”): (a) the only representations relating to Borrower and the Target and their respective businesses, the accuracy of which shall be a condition to availability of the Credit Facilities on the closing date for the Credit Facilities (the “Closing Date”), shall be (i) such of the representations made by or on behalf of the Target in the Merger Agreement as are material to the interests of the Bank, but only to the extent that the accuracy of any such representation is a condition to your obligations to close under the Merger Agreement or you have the right (taking into account any applicable notice or cure provisions) to terminate your obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Loan Documents shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied or waived (it being understood that, to the extent any collateral (including the perfection of any security interest) referred to in the Term Sheet is not or cannot be provided on the Closing Date (other than the perfection of security interests (w) in material assets located in any state of the United States, Puerto Rico or the District of Columbia, (x) in other assets therein with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code (“UCC”), (y) in federally registered intellectual property with respect to which a lien may be perfected by the filing of an intellectual property security agreement with the United States Patent and Trademark Office or the United States Copyright Office, or (z) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate) after your use of commercially reasonable efforts to do so without undue burden or expense, then the perfection of such security interests shall not constitute a condition precedent to the availability of the Credit

Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties of Borrower set forth in the Loan Documents relating to corporate existence and qualification, power and authority, due authorization, execution and delivery of, and enforceability of, the Loan Documents, effectiveness, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence), no conflicts with or consents under organizational documents or applicable law or regulations, Investment Company Act, compliance with laws, solvency as of the Closing Date (after giving effect to the transactions contemplated hereby), Federal Reserve margin regulations, sanctions, anti-money laundering laws, and anti-corruption laws, and status of the Credit Facilities. Notwithstanding anything in this Commitment Letter to the contrary, the only conditions to availability of the Credit Facilities on the Closing Date are set forth herein and in the Term Sheet under the heading “CONDITIONS PRECEDENT TO FUNDING”. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

4. Information and Investigations. Borrower and Christian, jointly and severally, represent and covenant that, (a) all information and data (excluding financial projections) concerning the Target, Borrower, Christian, any other loan parties and their subsidiaries (if any) and the Credit Facilities contemplated hereby (the “Information”) that have been made or will be made available to Bank in connection with the transactions contemplated hereby are and will be complete and correct in all material respects and do not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and (b) all financial projections concerning the Target, Christian, Borrower, any other loan parties and their subsidiaries (if any) and the Credit Facilities contemplated hereby (the “Projections”) that have been or will be made available to Bank by Borrower, or on behalf of any of them in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by them to be reasonable. Borrower and Christian agree to supplement the Information and the Projections from time to time until the closing of the Credit Facilities upon our request, and without our request, to the extent changes in circumstances cause Information or Projections previously provided to become inaccurate or incomplete in any material respect (it being understood in each case that such supplementation shall cure any breach of such representations and covenants above). Bank will be using and relying on the Information and the Projections.

5. Indemnification. By executing this Commitment Letter, Borrower and Christian, jointly and severally, agree to indemnify and hold harmless Bank and its officers, directors, employees, affiliates, agents and controlling persons (Bank and such other persons being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint or several, to which any such Indemnified Party may become subject arising out of or in connection with or relating to this Commitment Letter, the Term Sheet, the Credit Facilities, the Loan and extensions of credit under the Credit Facilities, the use of proceeds of the Credit Facilities, or any related transaction and the performance by Bank of the services contemplated by this Commitment Letter and the Term Sheet and will reimburse any Indemnified Party for any and all expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party. Borrower and Christian will not be liable under the foregoing indemnification provision to an Indemnified Party to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct.

6. Costs and Expenses. By executing this Commitment Letter, Borrower and Christian, jointly and severally, agree to reimburse Bank from time to time upon demand for all reasonable and documented out-of-pocket expenses (including, without limitation, expenses of due diligence investigation, appraisal fees and expenses, and the reasonable fees, disbursements and other charges of outside counsel) incurred in connection with the extension and closing of the Credit Facilities, including the preparation of this Commitment Letter, the Term Sheet, and the negotiation and preparation of the Loan Documents. All costs that are incurred by Bank shall be reimbursed by it on the date of closing, and if the closing does not occur, such costs shall be reimbursed by it on demand. Borrower and Christian shall be obligated to pay the same under any and all circumstances and regardless of whether the transactions or borrowings contemplated hereby are consummated, except as otherwise provided in the Term Sheet.

7. Termination. Our Commitment shall expire automatically at 5:00 p.m. on [●], 2024, unless extended in writing by us or accepted on or prior to that date. If accepted, the Loan must be closed not later than 5:00 p.m. EST on June 30, 2024, unless extended in writing by us or accepted on or prior to that date, or this Commitment shall automatically terminate. Notwithstanding the foregoing, the compensation, reimbursement and indemnification provisions hereof and of the Term Sheet shall survive any termination of this Commitment Letter or our Commitment.

8. Governing Law/Miscellaneous. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Indiana (without regard to principles of conflicts of law); provided that (a) the interpretation of the definition of “Material Adverse Effect” (as defined in the Merger Agreement) and whether or not a Material Adverse Effect (or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) exists or has occurred, (b) the determination of the accuracy of any Specified Merger Agreement Representations and whether as a result of any inaccuracy of such representations and warranties Borrower (or any of its affiliates) has the right to terminate its (or its affiliate’s) obligations under the Merger Agreement or the right to elect not to consummate the Acquisition, and (c) the determination of whether the Acquisition has been consummated pursuant to, and in all material respects in accordance with, the terms of the Merger Agreement, in each case, will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. This Commitment Letter and rights hereunder may not be assigned. Time and all terms shall be of the essence of this Commitment Letter and our Commitment. No waiver or modification of the terms or conditions of this Commitment Letter shall be effective unless in writing and signed by the party against whom enforcement is sought.

9. WAIVER OF JURY TRIAL. BORROWER, CHRISTIAN AND BANK EACH HEREBY VOLUNTARILY, KNOWINGLY, ABSOLUTELY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY TRIAL OR HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BETWEEN OR AMONG BORROWER, CHRISTIAN AND BANK, ARISING OUT OF OR IN ANY WAY RELATED TO THIS COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS COMMITMENT LETTER, OR THE PERFORMANCE AND SATISFACTION BY BANK OF THE COMMITMENT EXTENDED BY THIS COMMITMENT LETTER.

I am pleased that First Merchants Bank can be of assistance with your financing needs. If you have any questions regarding this letter, please contact the undersigned. If the terms and conditions are agreeable, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to us the enclosed duplicate original of this Commitment Letter, not later than 5:00 p.m. EST, on June 30, 2024, and return to my attention, whereupon this Commitment Letter will become a binding and enforceable agreement between you and us with respect to the subject matter herein, including an agreement to negotiate in good faith the Loan Documents by the parties hereto in a manner consistent with this Commitment Letter.

Sincerely,

Matt O’Leary

AVP, Commercial Banking

10333 N. Meridian St. Indianapolis, IN 46290

Office 317.566.7605 CELL 812.249.4300

moleary@FirstMerchants.com

Acknowledgment

The above referenced terms and conditions are acknowledged and accepted this 14th day of May, 2024.

By:	/s/ Justin Christian
JUSTIN CHRISTIAN,
Individually

VIENNA PARENT CORPORATION

	By:	/s/ Justin Christian
	Name:	Justin Christian
	Title:	Chief Executive Officer

Confidential

Exhibit A

General Terms and Conditions

Confidential

BORROWER:	TBD, LLC, acquirer of TSR, Inc. (“Borrower” or “Company”)

LENDER:	First Merchants Bank (“Bank” or “Lender”)

PURPOSE:	Provide financing for the acquisition of TSR, Inc. (the “Acquisition”), and to provide financing for working capital and other general corporate purposes.

CREDIT FACILITIES:	A.	Up to a $21,000,000 Revolving Line of Credit.
	B.	Up to a $3,000,000 Term Loan.

(Collectively, the “Credit Facilities”)

MATURITY:	Up to three (3) years from the date of closing for all Credit Facilities.

REPAYMENT:	A.	Interest-only payments due monthly. Outstanding principal balance due at maturity.
	B.	Principal plus interest payments due monthly. Principal payments based on a ten (10) year amortization.

INTEREST RATE:	A.	Floating at ASOFR + 2.00%, adjusted monthly.
	B.	Floating at ASOFR + 2.00%, adjusted monthly.

BORROWING BASE:	Usage under the Revolving Line of Credit shall be subject to the sum of the following (the “Borrowing Base”):

●	Up to 85% of eligible Accounts Receivable. Ineligible accounts receivable would include, but would not be limited to, accounts greater than sixty (60) days past due date.

●	Cash available on balance sheet.

LOAN FEES:	One-time fee of $32,500. Unused fee on the Revolving Line of Credit equal to 0.25%,

payable quarterly in arrears.

EXPENSES:	Reasonable and documented out of pocket expenses incurred by the Bank shall be reimbursed by the Borrower. This includes fees and expenses of the Bank’s legal counsel, acquisition due diligence, etc.

SECURITY:	First priority perfected lien on all domestic personal property, including, but not limited to, receivables, inventory, equipment, and intangibles as determined by the Bank as appropriate. Pledge of all stock of Borrower (the “Collateral”).

GUARANTORS:	None

EXCESS. CASH FLOW RECAPTURE:

Excess cash flow recapture (“ECFR”) would be required only if Senior Funded Debt to EBITDA is > 2.50x at the time of measurement. ECFR to be defined as 50% of Earnings before Interest, Taxes, Depreciation, Amortization, less the sum of scheduled amortization of long-term debt, interest expense, and cash capital expenditures. ECFR payments would be made annually in conjunction with receipt of CPA audited financial statements. The payment would be applied to the principal balance of the Term Loan.

OTHER DEBT:	All other debt is to be fully subordinated to the Bank. Satisfactory compilation and review of subordination agreement(s) to be completed prior to close. Allowance for cash pay interest would be allowed if the Borrower is in material covenant compliance on a proforma basis.

Confidential

REPORTING
REQUIREMENTS:	A.	Annual audited financial statement within 120 days of year end prepared by a Certified Public Accountant of which shall be reasonably satisfactory to the Bank.
	B.	Quarterly company prepared financials within 45 days of quarter end.
	C.	Quarterly covenant compliance certificate within 45 days of quarter end.
	D.	Monthly borrowing base reports, accounts receivable agings and accounts payable agings, in form and substance reasonably satisfactory to the Bank within 30 days of month end.
	E.	Annual projections, by month, in form and substance reasonably satisfactory to the Bank, not later than the end of each fiscal year.
	F.	Notice of default.
	G.	Other customary information as reasonably requested.

Other Reporting Requirements as customary for credit facilities of this nature.

COVENANTS:	Financial covenants including, but not limited to, the following:

Quarterly Rolling Fixed Charge Coverage greater than 1.20x.
Minimum ratio of (a) trailing twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization), minus unfunded capital expenditures, to (b) the sum of scheduled amortization of debt, interest expense, and any Taxes/Distributions. Covenant to be measured and reported at a level of no less than 1.20 to 1.00 at the end of each fiscal quarter.

Senior Funded Debt to EBITDA less than 3.25x.
Senior Funded Debt to EBTIDA ratio will be defined for any fiscal quarter period end, the numerator will be total interest-bearing debt of the Borrower less Subordinated Debt at such quarter period end, and the denominator of which is the Borrower’s EBITDA for such period. Covenant to be measured and reported at a level of no more than 3.25 to 1.00 at the end of each fiscal quarter.

All loan covenants and financial ratios to be computed and determined in accordance with GAAP consistently applied. Limitation on investments, guarantees, loans, advances, restricted payments, and asset divestitures.

Standard prohibitions on change of control. No changes in fiscal year or method of accounting. No additional material indebtedness without prior bank approval (which approval shall not be unreasonably withheld or delayed).

Facilities shall be Cross Collateralized and Cross-Defaulted.

CONDITIONS PRECEDENT TO FUNDING:	The effectiveness of the Loan Documents will be subject solely to the satisfaction of the following conditions precedent (in each case, subject to the Certain Funds Provision):

(i) the execution and delivery of the Loan Documents (on terms consistent with the Commitment Letter) and other customary closing and legal documentation;

(ii) the Lender shall have received all fees required to be paid and all expenses for which invoices have been presented;

(iii) Lender shall have received, at least three (3) business days prior to the applicable closing date, all documentation and other information relating to Borrower and the Target as has been reasonably requested in writing at least ten (10) business days prior to the applicable closing date by Lender that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

(iv) liens creating a first priority (subject to permitted liens under the Loan Documents) security interest in the Collateral shall have been perfected, subject to the provisions of Section 3(b) of the Commitment Letter);

Confidential

(v) the Acquisition shall be consummated in all material respects in accordance with the Merger Agreement without giving effect to any amendment, waiver, consent or other modification thereof that is materially adverse to the interests of the Lender unless it is approved by the Lender; provided that (a) any alteration, supplement, amendment, modification, waiver or consent that (i) decreases the purchase price in respect of the Acquisition of not greater than ten percent (10%) shall not require the consent of the Lender, (ii) increases the purchase price in respect of the Acquisition shall not require the consent of the Lender, so long as such increase is funded by amounts permitted to be drawn under the Credit Facilities provided for hereunder or balance sheet cash and (b) any amendment that modifies the definition of “Material Adverse Effect” (as defined in the Merger Agreement) or similar defined term shall be deemed to be materially adverse to the interests of the Lender for the purpose of this paragraph;

(vi) the Specified Representations shall be true and correct in all material respects (except to the extent that such representations and warranties are qualified by materiality or material adverse effect, in which instance such representation and warranty shall be true and correct in all respects) and the Specified Merger Agreement Representations shall be true and correct in all respects.

GOVERNING LAW:	State of Indiana.

INSURANCE:	Borrower will furnish evidence of insurance to cover agreed upon perils and risks affecting the collateral issued by a company reasonably acceptable to the Bank and a policy copy thereof shall be furnished at closing and kept in force during the life of the loan.

OUTSIDE COUNSEL:	Taft Law